February 20, 2007

Mail Stop 4561

Mr. Robert E. Washburn
President, Chief Executive Officer, and Director
AF Financial Group
21 East Ashe Street
West Jefferson, North Carolina 28694

Re: AF Financial Group
Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed September 27, 2006
Forms 10-QSB for Fiscal Quarter Ended September 30, 2006
File Number: 000-24479

Dear Mr. Washburn:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief